Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction
VistaPrint USA, Incorporated	Delaware, USA

VistaPrint Technologies Limited	Bermuda

VistaPrint North American Services Corp.	Nova Scotia, Canada

VistaPrint B.V.	The Netherlands

VistaPrint Jamaica Limited	Jamaica

VistaPrint Canada Limited	Nova Scotia, Canada

VistaPrint Japan LLC	Japan

VistaPrint Espana S.L.	Spain

VistaPrint Development S.A.R.L.	France

VistaPrint Netherlands B.V.	The Netherlands

VistaPrint Schweiz GmbH	Switzerland